October 9, 2020
Via E-mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019


       Re:     Apartment Investment & Management Company
               Preliminary Solicitation Statement on Schedule 14A Filed October 8, 2020
               Filed by Land & Buildings Investment Management, LLC et al
               File No. 001-13232

Dear Ms. Reda:

       We have reviewed the above-captioned filing and have the following comments.

PRRN14A Filed October 8, 2020
General

1. Given that the participants will not know who is entitled to support the call for a special meeting until the record date of November 4, 2020, please advise us when you intend to mail your definitive solicitation statement and how you intend to ensure that only written consents received from record holders as of November 4 will be counted.

2. We note your response to prior comment 3 and corresponding revised disclosures. Item 1 of
   Schedule 14A requires disclosure of    the date by which consents are to be
submitted if state
   law requires that such a date be specified or if the person soliciting intends to set a
   date.    Please advise us, with a view towards revised disclosure, how the participants have
   complied with this item requirement or have otherwise concluded that it is inapplicable. For
   example, is the    goal for submission    date that is currently blank
intended to satisfy this
   requirement? If there is a maximum (or minimum) time period from the date the first consent is received to the date by which you must meet the 25% threshold, revise the proxy statement to include this information.



                                              *   *   *
 Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
October 9, 2020
Page 2

       Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                         Sincerely,

                                                         /s/ Joshua Shainess

                                                         Joshua Shainess
                                                         Special Counsel
                                                         Office of Mergers and
Acquisitions